Exhibit 3

DENISON MINES CORP.

Financial Statements

for the years ending

December 31, 2011 and 2010

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “Ron F. Hochstein”	Original signed by “James R. Anderson”

Ron F. Hochstein	James R. Anderson
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

March 8, 2012

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Independent Auditor’s Report

To the Shareholders of Denison Mines Corp.

We have completed integrated audits of the consolidated financial statements of Denison Mines Corp. and its subsidiaries for 2011 and 2010 and their internal control over financial reporting as at December 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Denison Mines Corp., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), and consolidated statements of changes in equity, and consolidated statements of cash flow for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards (GAAS) and the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian GAAS also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP). A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Original signed by “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 8, 2012

DENISON MINES CORP.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars except for share amounts)

	September 30,	September 30,	September 30,
	At December 31 2011	At December 31 2010	At January 1 2010
ASSETS
Current
Cash and cash equivalents (note 7)	$53,515	$97,554	$19,804
Trade and other receivables (note 8)	12,652	20,236	13,773
Inventories (note 9)	36,106	29,133	52,216
Prepaid expenses and other	2,534	1,910	1,604

	104,807	148,833	87,397
Non-Current
Inventories – ore in stockpiles (note 9)	2,156	2,204	1,530
Investments (note 10)	522	2,955	10,605
Prepaid expenses and other	—	107	287
Restricted cash and investments (note 11)	26,793	22,946	21,656
Property, plant and equipment (note 12)	367,370	342,164	321,395
Intangibles (note 13)	2,838	3,794	4,436

Total assets	$504,486	523,003	$447,306

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,272	$13,753	$9,726
Current portion of long-term liabilities:
Deferred revenue	893	—	—
Post-employment benefits (note 15)	393	402	380
Reclamation obligations (note 16)	622	641	752
Debt obligations (note 17)	111	200	869
Other liabilities (note 18)	—	—	313

	11,291	14,996	12,040
Non-Current
Deferred revenue	—	3,339	3,187
Post-employment benefits (note 15)	3,498	3,617	3,426
Reclamation obligations (note 16)	20,954	16,924	17,154
Debt obligations (note 17)	110	205	195
Other liabilities (note 18)	1,082	1,105	1,051
Deferred income tax liability (note 19)	12,747	13,408	14,062

Total liabilities	49,682	53,594	51,115

EQUITY
Share capital (note 20)	974,312	911,681	850,336
Share purchase warrants (note 21)	—	5,830	5,830
Contributed surplus (note 22)	49,171	41,658	39,922
Deficit	(579,696)	(508,827)	(503,481)
Accumulated other comprehensive income (note 23)	11,017	19,067	3,584

Total equity	454,804	469,409	396,191

Total liabilities and equity	$504,486	$523,003	$447,306

Issued and outstanding common shares (note 20)	384,660,915	366,200,665	339,720,415

Commitments and contingencies (note 28)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

Original signed by “Ron F. Hochstein”	Original signed by “Catherine J.G. Stefan”
Director	Director

DENISON MINES CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	September 30,	September 30,
	Year Ended
	December 31	December 31
	2011	2010

REVENUES (note 25)	$96,800	$128,320

EXPENSES
Operating expenses (note 24)	(103,160)	(111,768)
Mineral property exploration	(13,828)	(7,619)
General and administrative (note 22)	(17,538)	(16,143)
Goodwill impairment (note 14)	(32,625)	—
Other income (expense) (note 24)	(1,519)	1,930

	(168,670)	(133,600)

Loss before finance charges	(71,870)	(5,280)

Finance income (expense) (note 24)	(38)	(942)

Loss before taxes	(71,908)	(6,222)

Income tax recovery (expense) (note 19):
Current	(57)	(355)
Deferred	1,096	1,231

Net loss for the period	$(70,869)	$(5,346)

Comprehensive income (loss):
Unrealized gain (loss) on investments-net of tax	(1,413)	(2,490)
Foreign currency translation change	(6,637)	17,973

Comprehensive income (loss) for the period	$(78,919)	$10,137

Net loss per share:
Basic	$(0.19)	$(0.02)
Diluted	$(0.19)	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic	380,838	340,826
Diluted	381,108	340,835

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	September 30,	September 30,
	Year Ended
	December 31	December 31
	2011	2010

Share capital
Balance–beginning of period	911,681	850,336
Share issues-net of issue costs	62,114	61,091
Employee share option exercises-cash	328	159
Employee share option exercises–non-cash	189	95

Balance–end of period	974,312	911,681

Share purchase warrants
Balance–beginning of period	5,830	5,830
Warrant expiries	(5,830)	—

Balance–end of period	—	5,830

Contributed surplus
Balance–beginning of period	41,658	39,922
Stock-based compensation expense	3,333	1,831
Employee share option exercises-non-cash	(189)	(95)
Warrant expiries	5,830	—
Warrant expiries–tax effect	(1,461)	—

Balance–end of period	49,171	41,658

Deficit
Balance–beginning of period	(508,827)	(503,481)
Net loss	(70,869)	(5,346)

Balance-end of period	(579,696)	(508,827)

Accumulated other comprehensive income
Balance–beginning of period	19,067	3,584
Unrealized gain (loss) on investments	(1,413)	(2,490)
Foreign currency translation change	(6,637)	17,973

Balance–end of period	11,017	19,067

Total Equity
Balance–beginning of period	$469,409	$396,191

Balance–end of period	$454,804	$469,409

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S. dollars)

	September 30,	September 30,
	Year Ended
	December 31	December 31
CASH PROVIDED BY (USED IN):	2011	2010

OPERATING ACTIVITIES
Net loss for the period	$(70,869)	$(5,346)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	39,979	49,067
Investments impairment	896	181
Goodwill impairment	32,625	—
Stock-based compensation	3,333	1,831
Losses (gains) on asset disposals	191	(3,431)
Losses (gains) on restricted investments	(401)	(207)
Non-cash inventory adjustments	373	(12,636)
Deferred income tax expense (recovery)	(1,096)	(1,231)
Foreign exchange	1,390	11,926
Change in non-cash working capital items (note 24):	(26,404)	(4,696)

Net cash provided by (used in) operating activities	(19,983)	35,458

INVESTING ACTIVITIES
Acquisition of a business, net of cash and cash equivalents acquired (note 6)	(59,704)	—
Decrease (increase) in notes receivable	803	(880)
Purchase of investments	—	(17)
Proceeds on sale of investments	—	8,118
Expenditures on property, plant and equipment	(24,274)	(27,217)
Proceeds on sale of property, plant and equipment	780	1,566
Decrease (increase) in restricted cash and investments	(3,349)	(949)

Net cash provided by (used in) investing activities	(85,744)	(19,379)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(181)	(685)
Issuance of common shares for:
New share issues	62,114	61,091
Exercise of stock options	328	159

Net cash provided by (used in) financing activities	62,261	60,565

Increase (decrease) in cash and cash equivalents	(43,466)	76,644
Foreign exchange effect on cash and cash equivalents	(573)	1,106
Cash and cash equivalents, beginning of period	97,554	19,804

Cash and cash equivalents, end of period	$53,515	$97,554

Supplemental cash flow disclosure:
Interest paid	82	27
Income taxes paid (recovered)	$80	$(1,363)

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Notes to the consolidated financial statements for the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

References to “2011” and “2010” refer to the year ended December 31, 2011 and the year ended December 31, 2010 respectively.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “CGAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions noted in note 5, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under CGAAP

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 8, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company consolidate the accounts of DMC and its subsidiaries. Subsidiaries are those entities which DMC controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether DMC controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by DMC and are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and comprehensive income is recognized directly in equity. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company has various interests in development and exploration projects which are held through option or joint agreements. These have been classified as joint ownership interests under IFRS. These joint ownership interests have been accounted for using the undivided interest method.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our Canadian, U.S., Zambian and Mongolian entities, the local currency has been determined to be the functional currency.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive incomes as cumulative translation adjustments.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in another entity which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

•

A portion of “Restricted cash and investments” are classified as FVPL and any period change in fair value is recorded through the results from operations while the remaining amount is classified as held-to-maturity investments.

•

“Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

•

The Company’s current holdings of equity instruments in “Investments” are classified as available-for-sale and any period change in fair value is recorded through other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in the results of operations in the period of impairment.

•

“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in other income, as applicable.

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv) in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

September 30,
• Buildings	15—20 years;
• Production machinery and equipment	5—7 years;
• Other	3—5 years;

(i)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(j)	Intangible assets

(i)	Identifiable intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(ii)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment losses are recognized in the statement of income when recognized. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists.

(l)	Employee benefits

(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Unamortized experience gains and losses are being amortized on a straight-line basis over the average life expectancy remaining of this retiree group.

(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees, including directors, and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a straight-line graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related assets and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(n)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(o)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the forseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded – with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(r)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

(s)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. DMC’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

(t)	Accounting standards issued but not yet applied

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact of the following pronouncements or whether to early adopt any of the new requirements:

(i)	International Financial Reporting Standard 7, Financial Instruments—Disclosure (“IFRS 7”)

IFRS 7 was amended to provide guidelines on the eligibility criteria for offsetting assets and liabilities as a single net amount in the balance sheet. This amendment is effective for annual periods beginning on or after January 1, 2013.

(ii)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

(iii)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires the venture to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and it establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vii)	International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date. This standard is effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted.

(viii)	International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(ix)	International Accounting Standard 28, Investments in Associates (“IAS 28”)

IAS 28 was amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(x)	International Accounting Standard 32, Financial Instruments—Presentation (“IAS 32”)

IAS 32 was amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014 with retrospective application required. Earlier application is permitted.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. In certain instances, the total anticipated production from a facility will require making estimates about future toll milling volumes.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Long-lived Assets

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company reviews goodwill at least annually. The Company has estimated the fair value of operating segments to which goodwill is allocated using discounted cash flow models that require assumptions about future cash flows, expenditures and an assumed discount rate. Changes in these estimates could have a material impact on the carrying value of the goodwill.

(c)	Inventory

The Company values its concentrate, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required to convert work in process and ore stockpile inventories into saleable form. These estimates are subject to change from period-to-period that may materially impact the carrying value of the Company’s inventories resulting to inventory write-downs and recoveries.

(d)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)	Business Combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

(f)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	TRANSITION TO IFRS

These are the first annual financial statements issued by the Company that will comply with IFRS. These financial statements were prepared as described in note 2, including the application of IFRS 1, First time adoption of International Reporting Financial Standards (“IFRS 1”). IFRS 1 sets out the procedures that the Company must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, December 31, 2011. The standard also permits a number of optional and mandatory exemptions from full retrospective application.

The Company is required to use the following mandatory exemptions as follows:

•

Estimates cannot be created or revised using hindsight. The estimates previously made by the Company under CGAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policies.

•	For non-controlling interests, IFRS 1 lists specific requirements of IAS 27 Consolidated and Separate Financial Statements which are applied prospectively.

The Company has elected to use the following optional exemptions and has made the following adjustments to transition from CGAAP to IFRS:

a)	Business Combinations

The Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. As such, CGAAP balances relating to business combinations entered into before that date have been carried forward.

b)	Cumulative Translation Adjustment

The Company has elected to reset the cumulative translation adjustment (“CTA”) account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS as an alternative to calculating the retrospective cumulative translation adjustments required to be in compliance with the principles of IAS 21 for the periods prior to transition.

c)	Impairment testing under IAS 36 and IFRS 1 elections

In accordance with IAS 36, the Company performed impairment tests of its Canadian and United States CGUs which includes inventories, mineral properties, plant and equipment, goodwill and reclamation liabilities. The Company estimated fair values using a combination of a discounted cash flow model using the fair value less cost to sell basis (at a post tax discount rate of 10%) and independent valuations to determine the recoverable amount of these CGUs. The recoverable amounts determined for both CGUs were less than the carrying amounts. For the Canadian CGU, the carrying value of the mineral properties and plant and equipment were reduced to estimated fair value and, as a result, the carrying value of goodwill was fully written off. For the United States CGU, the carrying values of the plant and equipment and mineral properties were reduced to estimated fair value.

IFRS 1 allows an entity to elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The first time adopter may elect to use a previous CGAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value. The Company has elected to take the lower of cost or fair value of certain of its property, plant and equipment as deemed cost based on appraisal reports prepared by independent third party valuators.

The Company wrote down the carrying value of its Zambian mineral properties to its fair value in the 2009 fiscal year as part of its impairment assessment under CGAAP. The fair value was calculated using most recent comparable transactions at such point in time. This fair value has been used as the ‘deemed cost’ going forward upon transition to IFRS. The impact of this is that no reversal of impairment loss previously taken would be required even if there was an increase in fair value in subsequent periods. There are no other significant assets in the Zambian CGU.

As a result of the transition to IFRS and the reduction of the carrying amounts of PP&E and mineral properties, management recognized the related decrease in deferred tax liability as of January 1, 2010.

A summary of the impairment charges recorded by each CGU on January 1, 2010, by asset class, is as follows:

	September 30,	September 30,	September 30,
	Canadian	United States
	Mining	Mining
(in thousands)	Segment	Segment	Total

Property, plant and equipment
Plant and equipment	$13,009	$927	$13,936
Mineral properties	252,267	59,645	311,912
Goodwill	51,028	—	51,028

Transitional impairment loss-pre tax	$316,304	$60,572	$376,876

The Company amortizes its mineral property assets using a units of production basis and includes that amount in the valuation of work-in-progress and concentrate inventories. Since the value of the Company’s mineral property assets is less under IFRS than CGAAP, the amount amortized to inventory is also less. As a result the carrying value of inventory also tends to be less to reflect the lower mineral property amortization cost.

The lower carrying values for the Company’s inventory under IFRS also result in lower net realizable value adjustments being recorded in a particular period when compared to CGAAP.

d)	Adoption of IFRS 6 for Exploration and Evaluation Expenditures

The Company has elected to adopt the provisions of IFRS 6 which allow the Company to continue with the current accounting policies regarding the accounting for exploration and evaluation expenditures, with the exception of capitalizing a portion of its exploration spending. Under CGAAP, the Company capitalized a portion of its exploration spending as a component of its carrying value of mineral properties.

Under IFRS, this practice has been discontinued and mineral property exploration expense has increased accordingly. This adjustment has impacted the cash flow split between operating and investing activities for IFRS when compared to CGAAP.

e)	Change in foreign exchange translation methodology

Under CGAAP, the Company used the temporal method of foreign exchange translation for its fully-integrated subsidiaries. This included its Zambian and Australian subsidiaries. Under the temporal method, non-monetary assets were converted to the presentation currency using historical foreign exchange rates and the resulting difference between the translation of the balance sheet and income statement was recorded in the statement of operations.

Under IFRS, the temporal method is not recognized and translation occurs using the equivalent of the current rate method under CGAAP. Under this method, all assets and liabilities are treated as monetary and translated to the presentation currency using the foreign exchange rate at the end of the reporting period. Differences between the translation of the balance sheet and the statement of operations are accumulated in an account in equity. The change in translation methodology has resulted in some significant changes in the presentation currency amounts for the Company’s Zambian subsidiary and has also resulted in the reversal of translation foreign exchange income / expense in the statement of operations.

f)	Acquisition of OmegaCorp Limited

The Company completed the acquisition of OmegaCorp Limited in 2007 under which it acquired its Zambian subsidiary. Under CGAAP at the time, the Company treated the transaction as an asset acquisition and was required to gross-up the Mutanga project mineral property value and the deferred tax liability by an equal and offsetting amount. In 2009, the Company impaired the value of the Mutanga project to its fair value at the time. As at January 1, 2010, a portion of the deferred tax liability associated with the initial acquisition of the Mutanga project in 2007 still remained under CGAAP. This remaining deferred tax liability has been reversed on the transition to IFRS as IAS 12 does not permit the recognition of a deferred tax liability on the initial recognition of an asset in a transaction that is not a business combination.

g)	Flow-through share accounting

Under CGAAP, the Company would record the gross proceeds relating to flow through shares to share capital at the time of issuance. It would then record a charge (reduction) to share capital at the time the tax benefits of the flow-through shares were renounced to the subscribers. The charge was calculated by multiplying the amount of the renounced tax benefits (which are equal to the proceeds of the flow-through share issue) by the effective tax rate at the time. The offset would go to the deferred tax liability to reflect the fact that the Company could no longer use the tax attributes for its benefit.

Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares, at the date of closing, and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense. There is no subsequent reduction in share capital.

h)	Other transitional items

The income statement has been adjusted for the following additional items not discussed above:

•	Depreciation expense – increase due to componentization adjustments on assets at the McClean Lake and White Mesa mills;

•

Reclamation asset amortization and liability adjustments – Upon transition, the Company impaired the value of its reclamation assets to nil. As a result, any resulting amortization has been reversed. The change in the net asset value of the reclamation assets has also impacted the amount of the liability adjustment recorded under CGAAP at December 31, 2010; and

•

Gain / loss on asset disposals – the Company has reversed plant and equipment impairment charges recorded in fiscal 2010 and recalculated the gain / loss on plant and equipment disposals as a result of having adjusted carrying values for its plant and equipment assets.

In preparing its IFRS balance sheets for fiscal 2010, the Company has adjusted amounts previously reported in financial statements prepared in accordance with CGAAP. An explanation of how the transition from CGAAP to IFRS has affected the Company’s balance sheets is set out in the following tables and notes that accompany the tables:

a)	Reconciliation of Consolidated Balance Sheets from CGAAP to IFRS:

As at January 1, 2010

	September 30,	September 30,	September 30,	September 30,
		Canadian		IFRS
(in thousands)	Table	GAAP	ADJUST	GAAP
ASSETS
Current
Cash and cash equivalents		$19,804	$—	$19,804
Trade and other receivables		13,773	—	13,773
Inventories	A	52,216	—	52,216
Prepaid expenses and other	B	1,607	(3)	1,604

		87,400	(3)	87,397

Non-Current
Inventories – ore in stockpiles		1,530	—	1,530
Investments		10,605	—	10,605
Prepaid expenses and other		287	—	287
Restricted cash and investments		21,656	—	21,656
Property, plant and equipment	C	691,039	(369,644)	321,395
Intangibles		4,436	—	4,436
Goodwill	D	51,028	(51,028)	—

Total assets		$867,981	(420,675)	$447,306

LIABILITIES
Current
Accounts payable and accrued liabilities	E	$9,508	$218	$9,726
Current portion of long-term liabilities:
Post-employment benefits		380	—	380
Reclamation obligations		752	—	752
Debt obligations		869	—	869
Other liabilities		313	—	313

		11,822	218	12,040

Non-Current
Deferred revenue		3,187	—	3,187
Post-employment benefits		3,426	—	3,426
Reclamation obligations		17,154	—	17,154
Debt obligations		195	—	195
Other liabilities		1,051	—	1,051
Deferred income tax liability	F	102,918	(88,856)	14,062

Total liabilities		139,753	(88,638)	51,115

EQUITY
Share capital	G	849,488	848	850,336
Share purchase warrants		5,830	—	5,830
Contributed surplus		39,922	—	39,922
Deficit
Opening	H	(242,494)	(260,987)	(503,481)
Accumulated other comprehensive income
Opening	I	75,482	(71,898)	3,584

Total equity		728,228	(332,037)	396,191

Total liabilities and equity		$867,981	$(420,675)	$447,306

As at December 31, 2010

	September 30,	September 30,	September 30,	September 30,
(in thousands)	Table	Canadian GAAP	ADJUST	IFRS GAAP
ASSETS
Current
Cash and cash equivalents		$97,554	$—	$97,554
Trade and other receivables		20,236	—	20,236
Inventories	A	32,387	(3,254)	29,133
Prepaid expenses and other	B	1,917	(7)	1,910

		152,094	(3,261)	148,833

Non-Current
Inventories – ore in stockpiles		2,204	—	2,204
Investments		2,955	—	2,955
Prepaid expenses and other		104	3	107
Restricted cash and investments		22,946	—	22,946
Property, plant and equipment	C	714,458	(372,294)	342,164
Intangibles		3,794	—	3,794
Goodwill	D	53,919	(53,919)	—

Total assets		$952,474	(429,471)	$523,003

LIABILITIES
Current
Accounts payable and accrued liabilities	E	$13,753	$—	$13,753
Current portion of long-term liabilities:
Post-employment benefits		402	—	402
Reclamation obligations		641	—	641
Debt obligations		200	—	200
Other liabilities		—	—	—

		14,996	—	14,996

Non-Current
Deferred revenue		3,339	—	3,339
Post-employment benefits		3,617	—	3,617
Reclamation obligations		16,924	—	16,924
Debt obligations		205	—	205
Other liabilities		1,105	—	1,105
Deferred income tax liability	F	106,183	(92,775)	13,408

Total liabilities		146,369	(92,775)	53,594

EQUITY
Share capital	G	910,484	1,197	911,681
Share purchase warrants		5,830	—	5,830
Contributed surplus		41,658	—	41,658
Deficit
Opening	H	(242,494)	(260,987)	(503,481)
Net income (loss)	J	(14,235)	8,889	(5,346)
Accumulated other comprehensive income
Opening	I	75,482	(71,898)	3,584
Comprehensive income (loss)	J	29,380	(13,897)	15,483

Total equity		806,105	(336,696)	469,409

Total liabilities and equity		$952,474	$(429,471)	$523,003

b)	Reconciliation Tables of Consolidated Balance Sheet Line Items from CGAAP to IFRS:

Table A-Inventories-current

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$52,216	$32,387
Change in absorption	5c	—	(14,948)
Change in cost of goods sold	5c	—	11,690
Change in NRV provisions	5c	—	4

Balance-IFRS		$52,216	$29,133

Table B-Prepaid expenses and other

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$1,607	$1,917
Translation methodology	5e	(3)	(7)

Balance-IFRS		$1,604	$1,910

Table C-Property, plant and equipment

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$691,039	$714,458
Transition impairment	5c	(325,848)	(340,875)
Change in translation methodology	5e	(43,795)	(47,084)
Change in depreciation, amortization	5c,h	—	14,718
Change in exploration absorption	5d	—	(96)
Change in disposals and other	5h	(1)	1,043

Balance-IFRS		$321,395	$342,164

Table D-Goodwill

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$51,028	$53,919
Transition impairment	5c	(51,028)	(53,919)

Balance-IFRS		$—	$—

Table E-Accounts payable and accrued liabilities

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$9,508	$13,753
Flow-through share premium liability	5g	218	—

Balance-IFRS		$9,726	$13,753

Table F-Deferred tax liability

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$102,918	$106,183
Transition impairment-tax effect	5c	(70,701)	(74,706)
Acquisition tax liability un-wind	5f	(20,218)	(19,433)
Other adjustments		2,063	1,364

Balance-IFRS		$14,062	$13,408

Table G-Share capital

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$849,488	$910,484
Flow-through shares – life-to-date adjustment on transition	5g	848	848
Reverse flow-through share renunciation recorded under Canadian GAAP	5g	—	349

Balance-IFRS		$850,336	$911,681

Table H-Deficit-opening

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$(242,494)	$(242,494)
Transition impairments
Property, plant and equipment	5c	(325,848)	(325,848)
Goodwill	5c	(51,028)	(51,028)
Deferred tax	5c	70,701	70,701
Translation methodology
Prepaids and other current assets	5e	(3)	(3)
Property, plant and equipment	5e	(43,795)	(43,795)
Acquisition tax liability un-wind	5f	20,218	20,218
Flow-through share adjustments	5g	(1,067)	(1,067)
Other		(2,063)	(2,063)
Reset of cumulative translation account	5b	71,898	71,898

Balance-IFRS		$(503,481)	$(503,481)

Table I-Accumulated other comprehensive income (loss)-opening

	September 30,	September 30,	September 30,
(in thousands)	Notes	January 1, 2010	December 31, 2010

Balance-CGAAP		$75,482	$75,482
Reclass CTA to retained earnings on transition	5b	(71,898)	(71,898)

Balance-IFRS		$3,584	$3,584

Table J-Net income (loss) and Comprehensive income (loss)

	September 30,	September 30,
(in thousands)	Notes	Twelve months December 31, 2010

Net income (loss)-CGAAP		$(14,235)
Operations
Depreciation expense	5c,h	(1,820)
Mineral property amortization	5c	16,082
Concentrate absorption change	5c	(14,658)
COGS change	5c	11,422
NRV provision changes	5c	(18)
Reclamation asset amortization	5h	174
Reclamation liability adjustment	5h	330
Exploration
Exploration absorption	5d	(92)
Other expense (income)
Gain/loss on asset disposals	5h	692
Foreign exchange – translational	5e	(3,923)
Taxes
Future taxes		700

Net income (loss)-IFRS		$(5,346)

Comprehensive income (loss)-CGAAP		15,145
Change in net income (loss)		8,889
Change in foreign currency translation		(13,897)

Comprehensive income (loss)-IFRS		$10,137

Table K-Consolidated Statement of Cash Flow adjustments

	September 30,	September 30,
(in thousands)		Twelve months December 31, 2010

Net cash provided by (used in) operating activities:
Under CGAAP		$35,551
Change in exploration absorption	5d	(93)

Under IFRS		$35,458

Net cash provided by (used in) investing activities:
Under CGAAP		$(19,472)
Change in exploration absorption	5d	93

Under IFRS		$(19,379)

6.	ACQUISITION OF WHITE CANYON URANIUM LIMITED

On June 17, 2011, DMC’s offer to acquire all of the outstanding shares of White Canyon Uranium Limited (“WCU”) closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and were completed in early August 2011.

DMC’s cash offer of AUD $0.24 per WCU share resulted in a total purchase price of USD$61,027,000 (AUD$57,163,000).

As a result of the acquisition, the Company acquired WCU’s key assets located in south eastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects. WCU commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

This transaction has been accounted for as a business combination with DMC as the acquirer and WCU’s results of operations have been consolidated with those of Denison commencing as at the acquisition date. The following table summarizes the consideration paid for WCU, the fair value of assets acquired and liabilities assumed at the acquisition date. Fair values recorded in the interim condensed consolidated financial statements of the Company for the period ended June 30, 2011 were determined on a provisional basis. These fair values have been finalized as follows:

	September 30,	September 30,	September 30,
	WCU Fair Value as at June 17, 2011
(in thousands)	Provisional Basis	Adjustments	Final Basis

Cash and cash equivalents	$1,323	$—	$1,323
Trade and other receivables	158	—	158
Inventories
Ore-in-stockpiles	3,715	(4)	3,711
Uranium concentrates and work-in-progress	584	—	584
Prepaid expenses and other	42	—	42
Restricted cash and investments	147	—	147
Property, plant and equipment
Plant and equipment	26	—	26
Mineral properties	57,095	(33,179)	23,916
Goodwill	12,350	20,275	32,625

Total assets	75,440	(12,908)	62,532

Accounts payable and accrued liabilities	1,982	7	1,989
Reclamation obligations	81	—	81
Deferred income tax liability	12,350	(12,915)	(565)

Total liabilities	14,413	(12,908)	1,505

Total cash consideration	$61,027	$—	$61,027

WCU’s identifiable assets and liabilities were measured at their individual fair values as at June 17, 2011, the acquisition date. In arriving at the final fair values, management has made assumptions, estimates and assessments based on fair value information available at or around June 17, 2011. The adjustments recorded have resulted in a decrease in mineral properties of $33,179,000 and an increase in goodwill of $20,275,000 from the amounts previously reported. The reduced mineral property fair value is attributable to the following factors: a) reduced consensus estimates for uranium prices and reduced market valuations for U.S uranium companies when comparing the provisional fair value models with the final fair value models as a result of the Fukushima nuclear incident in Japan in March 2011; and b) reduced resource estimates on the exploration projects acquired.

During 2011, the Company recorded an impairment charge of $32,625,000 related to the goodwill recognized in the WCU acquisition (see note 14).

The consolidated statement of income (loss) for 2011 includes revenue of $nil and net loss of $33,637,000 (including the goodwill impairment charge noted above) with respect to the former operations of WCU. The Company includes the results of WCU as part of its U.S. mining segment.

The total transaction costs incurred by Denison relating to the acquisition, and included in general and administrative expenses for 2011 amounted to $1,425,000.

The following unaudited pro forma summary presents DMC’s consolidated results as if WCU had been acquired on January 1, 2011. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	September 30,	September 30,
(in thousands)	Revenue	Net income (loss)

As reported for the period	$96,800	$(70,869)
Adjustments to revenue (1)	7,142	—
Adjustments to net income (loss) (2)	—	(9,529)

Pro forma amounts for the period	$103,942	$(80,398)

(1)	Revenue adjustments include WCU’s revenue for the six month period ended June 30, 2011 adjusted to eliminate revenue transactions between the Denison and the WCU corporate groups;

(2)

Net income (loss) adjustments include revenue adjustments above, WCU’s net income (loss) for the six month period ended June 30, 2011 and the following additional items: a) adjustments to WCU’s financial results to conform to Denison’s policy of expensing exploration; and b) adjustments to WCU’s financial results to conform to Denison’s policy of translating intercompany advances;

7.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	At December 31 2011	At December 31 2010	At January 1 2010

Cash	$24,999	$46,846	$19,804
Cash equivalents	28,516	50,708	—

	$53,515	$97,554	$19,804

8.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	At December 31 2011	At December 31 2010	At January 1 2010

Trade receivables – mineral concentrate sales	$7,762	$5,631	$9,422
Trade receivables – other	3,746	6,903	2,114
Receivables in joint ownership arrangements	346	375	928
Sales tax receivables	279	228	1,127
Sundry receivables	446	6,242	182
Notes and lease receivables	73	857	—

	$12,652	$20,236	$13,773

9.	INVENTORIES

The inventories balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	At December 31 2011	At December 31 2010	At January 1 2010

Uranium concentrates and work-in-progress (1)	$14,676	$6,707	$19,921
Vanadium concentrates and work-in-progress (2)	18	4,198	442
Inventory of ore in stockpiles	17,515	14,772	28,366
Mine and mill supplies	6,053	5,660	5,017

	$38,262	$31,337	$53,746

Inventories—by duration:
Current	36,106	$29,133	$52,216
Long-term – ore in stockpiles	2,156	2,204	1,530

	$38,262	$31,337	$53,746

(1)	The uranium concentrates and work-in-progress inventory is presented net of a provision of $nil as at December 31, 2011, $nil as at December 31, 2010 and $5,910,000 as at January 1, 2010.

(2)	The vanadium concentrates and work-in-progress inventory is presented net of a provision of $nil as at December 31, 2011, $17,000 as at December 31, 2010 and $7,302,000 as at January 1, 2010.

Operating expenses include recoveries of $17,000 and $13,195,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the years ended December 2011 and December 2010, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

10.	INVESTMENTS

The investments balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	At December 31 2011	At December 31 2010	At January 1 2010

Investments:
Available for sale securities at fair value	$522	$2,955	$10,605

	$522	$2,955	$10,605

At December 31, 2011, investments consist of equity instruments in publicly-traded companies at a fair value of $522,000 (December 31, 2010: $2,955,000 and January 1, 2010: $10,605,000).

Investment Sales, Purchases and Impairments

During 2010, the Company sold equity interests for cash consideration of $8,118,000. The resulting gain of $3,333,000 has been included in other income (expense) in the consolidated statements of operations (see note 24).

During 2010, the Company acquired additional equity interests at a cost of $17,000.

During 2011 and 2010, the Company recorded investment impairment charges of $896,000 and $181,000, respectively. The resulting loss has been included in other income (expense) in the consolidated statements of operations (see note 24).

11.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	At December 31 2011	At December 31 2010	At January 1 2010

Cash	$1	$504	$23
Cash equivalents	2,512	6,459	3,066
Investments	24,280	15,983	18,567

	$26,793	$22,946	$21,656

Restricted cash and investments – by item:
U.S. mill and mine reclamation	$24,651	$20,315	$19,564
Elliot Lake reclamation trust fund	2,142	2,631	2,092

	$26,793	$22,946	$21,656

U.S. Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2011, the Company deposited an additional $3,200,000 into its collateral account (2010: $nil).

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2011, the Company deposited an additional $706,000 (CAD$695,000) into the Elliot Lake Reclamation Trust Fund and withdrew $1,175,000 (CAD$1,163,000). In 2010, the Company deposited an additional $1,313,000 (CAD$1,358,000) into the Elliot Lake Reclamation Trust Fund and withdrew $918,000 (CAD$950,000).

12.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	At December 31 2011	At December 31 2010	At January 1 2010

Plant and equipment:
Cost	$191,067	$171,782	$161,794
Construction-in-progress	7,183	21,375	11,860
Accumulated depreciation	(53,804)	(43,314)	(31,092)

Net book value	$144,446	$149,843	$142,562

Mineral properties:
Cost	$230,403	$193,727	$178,833
Accumulated amortization	(7,479)	(1,406)	—

Net book value	$222,924	$192,321	$178,833

Net book value	$367,370	$342,164	$321,395

The property, plant and equipment continuity summary is as follows:

	September 30,	September 30,	September 30,
(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value

Plant and equipment:
Balance – January 1, 2010	$173,654	$(31,092)	$142,562
Additions	16,566	—	16,566
Depreciation	—	(13,150)	(13,150)
Disposals	(2,932)	1,466	(1,466)
Transfers	(3)	3	—
Reclamation adjustment	778	—	778
Foreign exchange	5,094	(541)	4,553

Balance – December 31, 2010	$193,157	$(43,314)	$149,843

Additions	8,297	—	8,297
Amortization	—	(72)	(72)
Business acquisition (note 6)	70	(44)	26
Depreciation	—	(11,876)	(11,876)
Disposals	(2,102)	1,131	(971)
Reclamation adjustment	1,046	60	1,106
Foreign exchange	(2,218)	311	(1,907)

Balance – December 31, 2011	$198,250	$(53,804)	$144,446

Mineral properties:
Balance – January 1, 2010	$178,833	$—	$178,833
Additions	14,249	—	14,249
Amortization	—	(1,397)	(1,397)
Foreign exchange	645	(9)	636

Balance – December 31, 2010	$193,727	$(1,406)	$192,321

Additions	19,429	—	19,429
Amortization	—	(6,078)	(6,078)
Business acquisition (note 6)	23,916	—	23,916
Foreign exchange	(6,669)	5	(6,664)

Balance – December 31, 2011	$230,403	$(7,479)	$222,924

Plant and Equipment-Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so into 2013. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling mill feed.

Plant and Equipment—Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:

Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage.

Other significant mineral property interests that the Company has in Canada, also located in the Athabasca Basin, but which are not yet in the development stage include:

a)	Wheeler River – the Company has a 60% interest in the project;

b)	Moore Lake – the Company has a 75% interest in the project subject to a 2.5% net smelter return royalty;

c)	Wolly – the Company has a 22.5% interest in the project; and

d)

Park Creek – In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the project. The Company is required to incur exploration expenditures of CAD$2,800,000 over three years to earn an initial 49% interest and a further CAD$3,000,000 over six years to earn an additional 26% interest. As at December 31, 2011, the Company has incurred a total of CAD$4,219,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

In June 2011, the Company acquired certain uranium deposits located in the White Canyon district in Utah in conjunction with its purchase of WCU (see note 6).

Mongolia

The Company currently has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture company (“GSJV”) in Mongolia. The other parties to the GSJV are the Mongolian government and Geologorazvedka, a Russian entity, both with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partners in the GSJV both have carried interests at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is required to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In November 2011, the Company finalized terms for the acquisition of the Russian participant’s share in the GSJV in preparation for this restructuring. Subject to receipt of the required approvals, this 15% share interest will be acquired by the Company for cash consideration of $727,000 and the release of the Russian participant’s share of unfunded joint venture obligations.

The final restructuring of the GSJV will result in the Company having its 70% interest reduced. It is expected that the restructuring will be completed in 2012.

Zambia

The Company has a 100% interest in the Mutanga project located in Zambia.

13.	INTANGIBLES

The intangibles balance consists of:

	September 30,	September 30,	September 30,
(in thousands)	December 31 2011	December 31 2010	January 1 2010

Cost	$7,276	$7,439	$7,041
Accumulated amortization	(4,438)	(3,645)	(2,605)

Net book value	$2,838	$3,794	$4,436

Net book value-by item:
UPC management services agreement	2,838	3,794	4,436

Net book value	$2,838	$3,794	$4,436

The intangibles continuity summary is as follows:

	September 30,	September 30,	September 30,
(in thousands)	Cost	Accumulated Amortization	Net Book Value

Balance – January 1, 2010	$7,041	$(2,605)	$4,436
Amortization	—	(862)	(862)
Foreign exchange	398	(178)	220

Balance – December 31, 2010	$7,439	$(3,645)	$3,794

Amortization	—	(898)	(898)
Foreign exchange	(163)	105	(58)

Balance – December 31, 2011	$7,276	$(4,438)	$2,838

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its 8 year estimated useful life.

14.	GOODWILL

The goodwill continuity summary is as follows:

	September 30,	September 30,
(in thousands)	December 31, 2011	December 31 2010

Balance—beginning of period	$—	$—
Business acquisition (note 6)	32,625	—
Impairment charge	(32,625)	—

Balance—end of period	$—	$—

Goodwill-by business unit:
U.S. mining segment	$—	$—

The Company’s acquisition of WCU in 2011 was accounted for using the purchase method (see note 6). The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. The goodwill was allocated to the Company’s U.S. mining segment.

Goodwill impairment

The Company performs an impairment test annually or more frequently if there are impairment indicators for the carrying amounts of its CGUs. Where a CGU has goodwill allocated to it, the goodwill in that CGU must be tested annually for impairment.

In performing the CGU impairment test for the U.S mining segment in 2011, the Company concluded that the recoverable amount of the CGU was lower than its carrying value. As a result, the Company has recognized an impairment loss of $32,625,000 which it has fully allocated to goodwill. The Company used a fair value less costs to sell cash flow model to determine the recoverable amount for the CGU. The future net cash flow model included estimates for commodity prices, recoverable reserves and resources, operating costs and capital costs.

Nominal uranium spot price projections used in the cash flow projection are within the range of current market consensus observed during the fourth quarter of 2011 and ranged from $54.00 to $81.00 per pound. All of these prices were discounted using a cumulative annual 2% inflation rate. The post tax discount rate used in the model was 9%.

15.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

	September 30,	September 30,	September 30,
	December 31	December 31	January 1
(in thousands)	2011	2010	2010

Accrued benefit obligation	$3,685	$3,820	$3,594
Unamortized experience gain	206	199	212

	$3,891	$4,019	$3,806

Post-employment benefits liability-by duration:
Current	$393	$402	$380
Non-current	3,498	3,617	3,426

	$3,891	$4,019	$3,806

The post-employment benefits continuity summary is as follows:

September 30,
(in thousands)

Balance—January 1, 2010	$3,806
Benefits paid	(266)
Interest cost	286
Amortization of experience gain	(24)
Foreign exchange	217

Balance—December 31, 2010	$4,019

Benefits paid	(304)
Interest cost	285
Amortization of experience gain	(23)
Foreign exchange	(86)

Balance—December 31, 2011	$3,891

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 9.5 years as per the December 31, 2011 actuarial valuation.

16.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	September 30,	September 30,	September 30,
	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Reclamation liability—by location:
U.S Mill and Mines	$7,140	$6,383	$8,609
Elliot Lake	11,800	9,451	8,155
McClean and Midwest Joint Ventures	2,636	1,731	1,142

	$21,576	$17,565	$17,906

Reclamation and remediation liability—by duration:
Current	622	641	752
Non-current	20,954	16,924	17,154

	$21,576	$17,565	$17,906

The reclamation obligations continuity summary is as follows:

September 30,
(in thousands)

Balance—January 1, 2010	$17,906
Accretion	1,309
Expenditures incurred	(1,249)
Liability adjustments-income statement	(1,721)
Liability adjustments-balance sheet	778
Foreign exchange	542

Balance—December 31, 2010	$17,565

Accretion	1,169
Business acquisition (see note 6)	81
Expenditures incurred	(812)
Liability adjustments-income statement	2,690
Liability adjustments-balance sheet	1,106
Foreign exchange	(223)

Balance—December 31, 2011	$21,576

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67% (2010: 6.19% to 7.17%). As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $23,082,000 (December 31, 2010: $22,318,000). Reclamation costs are expected to be incurred between 2012 and 2040.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.41% (2010: 6.48%). As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $26,990,000 (CAD$27,448,000) (December 31, 2010: $26,497,000 (CAD$26,355,000)).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.41% (2010: 6.48%). As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $9,105,000 (CAD$9,260,000) (2010: $9,125,000 (CAD$9,076,000)). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2011, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

17.	DEBT OBLIGATIONS

The debt obligations balance consists of:

	September 30,	September 30,	September 30,
	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Notes payable and other financing	$221	$405	$1,064

	$221	$405	$1,064

Debt obligations, by duration:
Current	111	200	869
Non-current	110	205	195

	$221	$405	$1,064

Revolving Line of Credit

In June 2011, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $35,000,000. The amount of the facility available is the lesser of $35,000,000 and a “borrowing base” amount which is determined quarterly and is based on a percentage of accounts receivable and inventory. At December 31, 2011, the amount of the facility available is $32,554,000. The maturity date of the facility is June 29, 2012. This facility replaced a previously existing $60,000,000 revolving term facility.

The facility contains one financial covenant based on maintaining a certain level of tangible net worth. It also has a defined working capital borrowing base calculation that sets limits on the amount of borrowings that the Company can have drawn under the facility at any given time. As at December 31, 2011, the Company was in compliance with its facility covenants.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

As at December 31, 2011, the Company has no outstanding borrowings under the facility (December 31, 2010 and January 1, 2010—$nil). At December 31, 2011, approximately $9,536,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2010—$19,816,000). During 2011, the Company did not incur any interest under the facility.

The Company has deferred $98,000 (CAD$99,000) of incremental costs associated with the set-up of the facility. These costs are being amortized over the one year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

Scheduled Debt Obligation Maturities

The table below represents currently scheduled maturities of debt obligations over the next 3 years when it will be paid in full:

September 30,
(in thousands)

2012	$111
2013	90
2014	20

$221

18.	OTHER LIABILITIES

The other liabilities balance consists of:

	September 30,	September 30,	September 30,
	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Unamortized fair value of toll milling contracts	$982	$1,005	$951
Unamortized fair value of sales contracts	—	—	313
Other	100	100	100

	$1,082	$1,105	$1,364

Other long-term liabilities—by duration:
Current	—	—	313
Non-current	1,082	1,105	1,051

	$1,082	$1,105	$1,364

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

19.	INCOME TAXES

The income tax recovery (expense) balance consists of:

	September 30,	September 30,
(in thousands)	2011	2010

Current income tax:
Based on taxable income for the period	—	—
Prior period (under) over provision	(57)	(355)

	(57)	(355)

Deferred income tax:
Origination/reversal of temporary differences	1,130	(1,854)
Tax benefit-previously unrecognized tax assets	1,668	359
Write off on reorganization of WCU subsidiary	(565)	—
Prior year (under) over provision	(1,137)	2,726

	1,096	1,231

Income tax recovery (expense)	$1,039	$876

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

	September 30,	September 30,
(in thousands)	2011	2010

Income (loss) before taxes	$(71,908)	$(6,222)
Combined Canadian tax rate (1)	28.25%	31.00%

Income tax recovery (expense) at combined rate	20,314	1,927
Difference in foreign tax rates	4,867	(3,202)
Non-deductible amounts	(17,133)	(4,602)
Non-taxable amounts	665	1,939
Previously unrecognized future tax assets	1,668	359
Renunciation of tax attributes-flow through shares	(1,080)	(138)
Change in deferred tax assets not recognized	(7,410)	309
Prior year (under) over provision	(1,193)	2,373
Other	341	1,911

Income tax recovery (expense)	$1,039	$876

(1)

The combined Canadian federal / provincial tax rate declined in 2011 to reflect: a) a 1.5% decrease in the federal tax rate from 18.0% to 16.5% effective January 1, 2011; and b) a 0.5% decrease in the Ontario tax rate from 12.0% to 11.5% effective July 1, 2011.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	September 30,	September 30,	September 30,
	December 31	December 31,	January 1,
(in thousands)	2011	2010	2010

Deferred income tax assets:
Property, plant and equipment, net	$390	$924	$1,178
Deferred revenue	373	1,378	—
Post-employment benefits	1,048	1,081	1,015
Reclamation and remediation obligations	6,879	5,643	2,478
Other long-term liabilities	265	270	367
Tax loss carry forwards	22,414	12,480	—
Other	3,984	3,038	2,560

Deferred income tax assets-gross	35,353	24,814	7,598
Set-off against deferred income tax liabilities	(35,353)	(24,814)	(7,598)

Deferred income tax assets-per balance sheet	$—	$—	$—

Deferred income tax liabilities:
Inventory	$(1,848)	$(2,706)	$(918)
Investments	(19)	(188)	(143)
Property, plant and equipment, net	(43,978)	(32,427)	(17,728)
Intangibles	(764)	(1,021)	(1,182)
Other	(1,491)	(1,880)	(1,689)

Deferred income tax liabilities-gross	(48,100)	(38,222)	(21,660)
Set-off of deferred income tax assets	35,353	24,814	7,598

Deferred income tax liabilities-per balance sheet	$(12,747)	$(13,408)	$(14,062)

The deferred income tax liability continuity summary is as follows:

September 30,
(in thousands)

Balance—January 1, 2010	$(14,062)
Recognized in profit/loss	1,231
Recognized in OCI	383
Other, including foreign exchange gain/loss	(960)

Balance—December 31, 2010	$(13,408)

Recognized in profit/loss	1,096
Recognized in OCI	129
Recognized in equity	(1,461)
Acquired in business combination (note 6)	565
Other, including foreign exchange gain/loss	332

Balance—December 31, 2011	$(12,747)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	September 30,	September 30,	September 30,
	December 31	December 31	January 1
(in thousands)	2011	2010	2010

Deferred income tax assets not recognized
Inventories	$—	$—	2,500
Deferred revenue	—	—	1,302
Investments	177	—	772
Property, plant and equipment	8,386	8,209	6,487
Reclamation obligations	—	—	3,517
Tax losses	55,690	46,147	41,313
Tax credits	681	545	875
Other deductible temporary differences	7,517	6,185	4,629

Deferred income tax assets not recognized	$72,451	$61,086	$61,395

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	September 30,	September 30,	September 30,	September 30,
	Expiry	December 31	December 31	January 1
(in thousands)	Date	2011	2010	2010

Tax losses—gross
Australia	Unlimited	$5,664	$485	249
Canada	2028-2031	42,468	38,337	21,215
Mongolia	2018-2019	436	504	417
United States	2026-2031	150,281	113,709	83,406
Zambia	2012-2021	8,963	5,813	5,618

Tax losses—gross		207,812	158,848	110,905
Tax benefit at tax rate of 25%—41.84%		78,104	58,627	41,313
Set-off against deferred tax liabilities		(22,414)	(12,480)	—

Total tax loss assets not recognized		55,690	46,147	41,313

Tax credits
Canada	2028-2031	681	545	536
USA	Unlimited	—	—	339

Total tax credit assets not recognized		$681	$545	$875

20.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	September 30,	September 30,
	Number of
	Common
(in thousands except share amounts)	Shares

Balance at January 1, 2010	339,720,415	$850,336

Issued for cash:
New issue gross proceeds	26,400,000	64,769
New issue gross issue costs	—	(3,678)
Exercise of stock options	80,250	159
Fair value of stock options exercised	—	95

	26,480,250	61,345

Balance at December 31, 2010	366,200,665	$911,681

Issued for cash:
New issue gross proceeds	18,300,000	66,024
New issue gross issue costs	—	(3,910)
Exercise of stock options	160,250	328
Fair value of stock options exercised	—	189

	18,460,250	62,631

Balance at December 31, 2011	384,660,915	$974,312

New issues

In December 2010, the Company completed a private placement of 25,000,000 special warrants at a price of CAD$2.45 per special warrant for gross proceeds of $60,613,000 (CAD$61,250,000). Each special warrant entitled the holder to receive one common share of the Company within three days after the issuance of a final prospectus receipt by the applicable securities regulatory authorities. The final prospectus receipt was received by the Company on December 20, 2010 and, accordingly, all special warrants were converted into common shares.

In December 2010, the Company completed a private placement of 1,400,000 flow-through special warrants at a price of CAD$3.00 per flow-through special warrant for gross proceeds of $4,156,000 (CAD$4,200,000). Each flow-through special warrant entitled the holder to receive one flow-through common share of the Company within three days after the issuance of a final prospectus receipt by the applicable securities regulatory authorities. The final prospectus receipt was received by the Company on December 20, 2010 and, accordingly, all flow-through special warrants were converted into flow-through common shares.

In March 2011, the Company closed a public offering of 18,300,000 common shares at a price of CAD$3.55 per share for gross proceeds of $66,024,000 (CAD$64,965,000).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

In 2011, the Company has fully met its CAD$4,200,000 December 2010 flow-through share obligation. The Company renounced the income tax benefit of this issue to its subscribers in February 2011.

21.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	September 30,	September 30,
	Number of
	Common Shares
(in thousands except share amounts)	Issuable

Balance at January 1 and December 31, 2010	6,408,000	$5,830
Warrants expired – March 2006 Series (1)	(6,408,000)	(5,830)

Balance at December 31, 2011	—	$—

(1)

The March 2006 series had an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on March 1, 2011.

22.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2011, an aggregate of 13,440,700 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

	September 30,	September 30,
		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)

Stock options outstanding—beginning of period	6,286,089	$2.61
Granted	1,939,000	3.15
Exercised (1)	(160,250)	2.04
Forfeitures	(510,600)	2.81
Expiries	(89,825)	6.71

Stock options outstanding—end of period	7,464,414	$2.70

Stock options exercisable—end of period	5,476,914	$2.60

(1)	The weighted average share price at the date of exercise was CAD$3.53.

A summary of the Company’s stock options outstanding at December 31, 2011 is presented below:

	September 30,	September 30,	September 30,
	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)

Stock options outstanding
$ 1.37 to $ 2.49	2.48	4,769,876	$1.99
$ 2.50 to $ 4.99	4.13	1,855,199	3.21
$ 5.00 to $ 7.49	3.55	759,339	5.37
$ 7.50 to $ 8.50	1.38	80,000	7.95

Stock options outstanding—end of period	2.98	7,464,414	$2.70

Options outstanding at December 31, 2011 expire between February 2013 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2011	2010

Risk-free interest rate	1.56% – 2.34%	2.48% – 2.49%
Expected stock price volatility	90.7% – 92.4%	87.4% – 90.1%
Expected life	3.7 years	3.7 – 3.8 years
Estimated forfeiture rate	5.1%	5.4%
Expected dividend yield	—	—
Fair value per share under options granted	CAD$0.99 – CAD$2.04	CAD$0.88 – CAD$0.90

Stock-based compensation is included as a component of general and administrative expense in the statement of income and is $3,333,000 for the year ended December 31, 2011 and $1,831,000 for the year ended December 31, 2010.

The fair values of stock options with vesting provisions are amortized on a straight-line graded method basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2011, the Company had an additional $1,259,000 in stock-based compensation expense to be recognized periodically to August 2013.

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	September 30,	September 30,	September 30,
	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Cumulative foreign currency translation	$11,336	$17,973	$—
Unrealized gains (losses) on investments
Gross	(319)	1,223	4,096
Tax effect	—	(129)	(512)

	$11,017	$19,067	$3,584

24.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Cost of goods and services sold:
COGS – mineral concentrates	$(75,978)	$(99,738)
Operating Overheads:
Mining, other development expense	(43,822)	(31,517)
Milling, conversion expense	(61,372)	(51,873)
Mill feed cost:
-Stockpile depletion	(25,260)	(29,723)
-Mineral property amortization	(6,078)	(1,397)
Less absorption:
-Stockpiles, mineral properties	42,936	30,202
-Concentrates	87,425	76,740
Cost of services	(16,240)	(14,926)
Inventory–non-cash adjustments	(373)	12,636

Cost of goods and services sold	(98,762)	(109,596)
Reclamation obligations
Asset amortization	(72)	—
Liability adjustments	(2,690)	1,721
Post-employment benefits
Experience gain amortization	23	24
Selling expenses	(1,547)	(1,592)
Sales royalties and capital taxes	(112)	(2,325)

Operating expenses	$(103,160)	$(111,768)

The components of other income (expense) are as follows:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Gains (losses) on:
Foreign exchange	$(1,390)	$(11,926)
Disposal of property, plant and equipment	(191)	98
Investment disposals	—	3,333
Investment other than temporary losses	(896)	(181)
Restricted cash and investments–fair value change	401	207
Contract settlement fee income (1)	—	11,000
Other	557	(601)

Other income (expense)	$(1,519)	$1,930

(1)

In June 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee was payable in two instalments—$6,000,000 in June 2010 and $5,000,000 in March 2011. Both instalment payments have been received.

The components of finance income (expense) are as follows:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Interest income	$1,498	$680
Interest expense	(82)	(27)
Accretion expense-reclamation obligations	(1,169)	(1,309)
Accretion expense-post-employment benefits	(285)	(286)

Finance income (expense)	$(38)	$(942)

A summary of depreciation expense recognized in the statement of operations is as follows:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Operating expenses:
Mining, other development expense	$(5,554)	$(5,588)
Milling, conversion expense	(5,613)	(6,801)
Cost of services	(411)	(373)
Mineral property exploration	(121)	(202)
General and administrative	(177)	(186)

Depreciation expense—gross	$(11,876)	$(13,150)

A summary of employee benefits expense recognized in the statement of operations is as follows:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Salaries and short-term employee benefits	$(32,162)	$(31,910)
Share-based compensation	(3,333)	(1,831)

Employee benefits expense	$(35,495)	$(33,741)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Change in non-cash working capital items:
Trade and other receivables	$6,758	$(5,176)
Inventories	(23,304)	(1,877)
Prepaid expenses and other assets	(629)	(283)
Accounts payable and accrued liabilities	(5,667)	4,003
Post-employment benefits	(304)	(266)
Reclamation obligations	(812)	(1,249)
Deferred revenue	(2,446)	152

Change in non-cash working capital items	$(26,404)	$(4,696)

25.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the year ended December 31, 2011, business segment results were as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands)	Canada Mining	U.S. Mining	Asia Mining	Africa Mining	Services and Other	Total

Statement of Operations:
Revenues	7,693	70,818	—	—	18,289	96,800

Expenses:
Operating expenses	(10,618)	(76,444)	—	(32)	(16,266)	(103,160)
Mineral property exploration	(6,783)	(678)	(3,971)	(2,396)	—	(13,828)
General and administrative	—	(4,679)	(891)	(1,035)	(10,933)	(17,538)
Goodwill impairment	—	(32,625)	—	—	—	(32,625)

	(17,401)	(114,226)	(4,862)	(3,463)	(27,199)	(167,151)

Segment income (loss)	(9,708)	(43,408)	(4,862)	(3,463)	(8,910)	(70,351)

Revenues – supplemental:
Uranium concentrates	7,693	56,148	—	—	—	63,841
Vanadium concentrates	—	11,551	—	—	—	11,551
Environmental services	—	—	—	—	16,190	16,190
Management fees and commissions	—	—	—	—	2,099	2,099
Alternate feed processing and other	—	3,119	—	—	—	3,119

	7,693	70,818	—	—	18,289	96,800

Capital additions:
Property, plant and equipment	732	23,450	610	1,650	1,284	27,726

Long-lived assets:
Plant and equipment
Cost	90,048	101,905	485	968	4,844	198,250
Accumulated depreciation	(8,676)	(41,964)	(388)	(630)	(2,146)	(53,804)
Mineral properties	72,094	64,633	8,222	77,975	—	222,924
Intangibles	—	—	—	—	2,838	2,838

	153,466	124,574	8,319	78,313	5,536	370,208

For the year ended December 31, 2010, business segment results were as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands)	Canada Mining	U.S. Mining	Asia Mining	Africa Mining	Services and Other	Total

Statement of Operations:
Revenues	32,820	77,432	—	—	18,068	128,320

Expenses:
Operating expenses	(31,877)	(64,892)	—	—	(14,999)	(111,768)
Mineral property exploration	(6,039)	(566)	(970)	(44)	—	(7,619)
General and administrative	—	(4,832)	(1,035)	(1,071)	(9,205)	(16,143)

	(37,916)	(70,290)	(2,005)	(1,115)	(24,204)	(135,530)

Segment income (loss)	(5,096)	7,142	(2,005)	(1,115)	(6,136)	(7,210)

Revenues – supplemental:
Uranium concentrates	32,820	55,158	—	—	—	87,978
Vanadium concentrates	—	16,934	—	—	—	16,934
Environmental services	—	—	—	—	15,492	15,492
Management fees and commissions	—	—	—	—	2,576	2,576
Alternate feed processing and other	—	5,340	—	—	—	5,340

	32,820	77,432	—	—	18,068	128,320

Capital additions:
Property, plant and equipment	872	26,929	550	1,353	1,111	30,815

Long-lived assets:
Plant and equipment
Cost	91,687	96,076	533	749	4,112	193,157
Accumulated depreciation	(8,773)	(31,693)	(381)	(467)	(2,000)	(43,314)
Mineral properties	73,087	29,981	8,581	80,672	—	192,321
Intangibles	—	—	—	—	3,794	3,794

	156,001	94,364	8,733	80,954	5,906	345,958

Revenue Concentration

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2011, four customers from the mining segment and one customer from the services and other segment accounted for approximately 69% of total revenues consisting of 23%, 13%, 11%, 11% and 11% individually. During 2010, three customers from the mining segment accounted for approximately 35% of total revenues consisting of 15%, 10% and 10% individually.

26.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.

The following transactions were incurred with UPC for the periods noted:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Revenue:
Management fees	$1,913	$1,614
Commission and transaction fees	—	962

	$1,913	$2,576

At December 31, 2011, accounts receivable includes $226,000 (December 31, 2010: $281,000) due from UPC with respect to the fees and transactions indicated above.

On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC pursuant to a uranium concentrate loan agreement between the parties. As collateral for the loan, the Company issued an irrevocable standby-letter of credit in favour of UPC in the amount of $12,045,000. On March 30, 2011, the Company repaid 150,000 pounds of U3O8 to UPC. Loan fees incurred by the Company under the agreement were $91,000. In 2011, the loan fees have been paid and the irrevocable standby-letter of credit has been cancelled.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at June 2009. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings and require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison has dropped to approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors.

Other

During 2011, the Company has incurred management and administrative service fees and other expenses of $176,000 (2010: $82,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2011, an amount of $nil (December 31, 2010: $nil) was due to this company.

In December 2010, the Company agreed to make a donation of $658,000 to the Lundin Foundation, a not-for-profit organization with a common director. The Lundin Foundation has programs in Zambia, Mongolia as well as many other countries. The donation was made in February 2011.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	September 30,	September 30,
	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Salaries and short-term employee benefits	$2,210	$2,855
Share-based compensation	1,872	690
Termination benefits	—	150

Key management personnel compensation	$4,082	$3,695

27.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash and cash equivalents and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions via a system of cash call requests which are reviewed by the key decision makers.

The Company manages its capital by review of the following measure:

	September 30,	September 30,
	At December 31	At December 31
(in thousands)	2011	2010

Net cash:
Cash and cash equivalents	$53,515	$97,554
Debt obligations—current	(111)	(200)
Debt obligations—long term	(110)	(205)

Net cash	53,294	97,149

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a) Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount its cash and cash equivalents, trade and other receivables and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	September 30,	September 30,
(in thousands)	2011	2010

Cash and cash equivalents	$53,515	$97,554
Trade and other receivables	12,652	20,236
Restricted cash and investments	26,793	22,946

	$92,960	$140,736

The Company limits cash and cash equivalent and restricted cash and investment risk by dealing with credit worthy financial institutions.

Typically, the majority of the Company’s trade and other receivables balance is related to the sale of mineral concentrates. These sales typically occur to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit facilities, if required.

The maturities of the Company’s financial liabilities are as follows:

	September 30,	September 30,
(in thousands)	Within 1 Year	1 to 5 Years

Accounts payable and accrued liabilities	$9,272	$—
Debt obligations (Note 13)	111	110

	$9,383	$110

(c) Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. The Company’s mineral concentrate revenues are denominated in U.S dollars while a number of its subsidiaries incur operating and capital costs denominated in local currencies. Foreign exchange risk also arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

The impact of the U.S dollar strengthening by 10% at December 31, 2011 against the Company’s foreign currencies, with all other variables held constant, is as follows:

	September 30,	September 30,	September 30,
	Dec.31’2011	Sensitivity	Change in
	Foreign Ex-	Foreign Ex-	net income
(in thousands except foreign exchange rates)	Change Rate	Change Rate	(loss)

Currency risk
Canadian dollar (“CAD”)	1.0170	1.1187	$17,582
Zambian kwacha (“ZMK”)	5,186.72	5,705.39	484
Mongolian tugrog (“MNT”)	1,380.07	1,518.08	769

			$18,835

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e) Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2011:

	September 30,	September 30,
	Change in	Change in
	net income	comprehensive
(in thousands)	(loss)	income (loss)

Equity price risk
10% increase in equity prices	$—	$52

The Company is also exposed to commodity price risk on the commodities it produces and sells. The impact on income (loss) before tax from a 10% increase in the spot prices at December 31, 2011, with all other variables held constant, is as follows:

	September 30,	September 30,	September 30,
	Dec.31’2011	Sensitivity
	USD$	USD$ spot	Change in
	spot price	price per	pre-tax net
(in thousands except commodity prices)	per lb	lb increase	income (loss)

Commodity price risk
Uranium	51.75	5.175	$4,040
Vanadium	5.75	0.575	1,005

$5,045

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2011:

	September 30,	September 30,	September 30,	September 30,
			December 31, 2011
	Financial	Fair
	Instrument	Value	Fair	Carrying
(in thousands)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category D		$53,515	$53,515
Trade and other receivables	Category D		12,652	12,652
Investments
Equity instruments	Category B	Level 1	522	522
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,142	2,142
U.S mill and mine reclamation	Category A	Level 1	24,651	24,651

			$93,482	$93,482

Financial Liabilities:
Account payable and accrued liabilities	Category E		9,272	9,272
Debt obligations	Category E		221	221

			$9,493	$9,493

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

28.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2011, the Company had outstanding bonds and letters of credit of $33,062,000 of which $24,651,000 is collateralized by restricted cash and investments (see note 11) and $9,536,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes (see note 16 and 17).

Others

The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

September 30,
(in thousands)

2012	$7,610
2013	3,629
2014	1,888
2015	597
2016	158
2017 and thereafter	16

$13,898